================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------
                                  SCHEDULE TO/A
                                 (Rule 14d-100)
   Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities
                              Exchange Act of 1934
                                (Amendment No. 2)

                                ----------------
                               ARAMARK CORPORATION
                       (Name of Subject Company (Issuer))

                               ARAMARK CORPORATION
                        (Name of Filing Person (Offeror))

                CLASS A-1, CLASS A-2 AND CLASS A-3 COMMON STOCK,
                            $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)
                                      [N/A]
                      (CUSIP Number of Class of Securities)
                               BART J. COLLI, ESQ.
             EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                               ARAMARK CORPORATION
                               1101 MARKET STREET
                        PHILADELPHIA, PENNSYLVANIA 19107

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                ----------------

                                   Copies to:

         BART J. COLLI, ESQ.                           CHARLES I. COGUT, ESQ.
         ARAMARK CORPORATION                            MARIO A. PONCE, ESQ.
            ARAMARK TOWER                            SIMPSON THACHER & BARTLETT
         1101 MARKET STREET                             425 LEXINGTON AVENUE
  PHILADELPHIA, PENNSYLVANIA 19107                    NEW YORK, NEW YORK 10017
           (215) 238-3000                                  (212) 455-2000
                                ----------------

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes to designate any transactions to which this statement relates:

  [ ]  third party tender offer        [ ]  going-private transaction subject
       subject to Rule 14d-1                 to Rule 13e-3
  [X]  issuer tender offer subject     [ ]  amendment to Schedule 13D under
       to Rule 13e-4                        Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

================================================================================

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed on December 17, 2001, as amended on January 9, 2002 (the "Schedule TO") relating to an offer by ARAMARK Corporation, a Delaware corporation, to purchase, upon the terms and subject to the conditions contained in the offer to purchase dated December 17, 2001 (the "Offer to Purchase") and the accompanying letter of transmittal (which together with the Offer to Purchase constitute the "Offer"), up to 14,348,909 shares of ARAMARK Corporation's class A common stock, par value $0.01 per share, at a price of $23 per share, net to the seller in cash. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule TO.

Item 4.   Terms of the Transaction

       Item 4 is hereby amended and supplemented as follows:

          Section 2 of the Offer to Purchase entitled "Procedures for Tendering Shares -- Proper Tender of Share" is hereby amended as follows:

               Paragraph 2 of such section is hereby amended by inserting the following sentence at the end thereof:

           "If you transfer shares of Class A-1 common stock and following such transfer the shares of Class A-1 common stock that you own comprise less than one-third of the percentage of the shares of Class A common stock that you would otherwise be eligible to tender, you will be unable to fully participate in the Offer."

                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                      ARAMARK Corporation

                                      By:  /s/ L. Frederick Sutherland
                                         -----------------------------------
                                          L. Frederick Sutherland
                                          Executive Vice President and Chief
                                          Financial Officer



Dated: January 16, 2002